UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11–K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number            001-14423            [Plexus Corp.]

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.

ONE PLEXUS WAY

NEENAH, WI 54956

Plexus Corp.

401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Plexus Corp.

401(k) Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Plexus Corp. 401(k) Savings Plan

Neenah, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 19, 2012

Green Bay, Wisconsin

Plexus Corp. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value (See Notes 3 and 4)	$168,399,800	$168,612,673

Receivables
Employer’s contribution	118,835	20,489
Participants’ contributions	31,241	28,518
Notes receivable from participants	4,734,863	3,459,198

Total receivables	4,884,939	3,508,205

Net assets reflecting investments at fair value	173,284,739	172,120,878

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(411,006)	(306,124)

Net assets available for benefits	$172,873,733	$171,814,754

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Additions to net assets attributed to:
Investment (loss)/income:
Net depreciation in fair value of investments	$(8,863,788)
Dividends	2,814,006

Total investment loss	(6,049,782)

Interest income on notes receivable from participants	173,499

Contributions:
Employer’s	6,064,627
Participants’	11,451,237

Total contributions	17,515,864

Total additions	11,639,581

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	10,376,996
Administrative expenses	203,606

Total deductions	10,580,602

Net increase	1,058,979

Net assets available for benefits
Beginning of year	171,814,754

End of year	$172,873,733

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description (“SPD”) for a more complete description of the Plan’s provisions. Effective January 1, 2012, the Plan’s name will be changed to the Plexus Corp. 401(k) Retirement Plan.

General

The Plan is a contributory defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus,” the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are allowed to participate the first day of the month coinciding with or following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Employee contributions are based on voluntary elections via phone or Internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their annual compensation. New hires and rehires on and after January 1, 2010, are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees were enrolled with a 3% deferral election, and the deferral election will increase 1% each year to a maximum of 6% of their annual compensation. Effective January 1, 2012, automatic enrollment begins with a 4% deferral election and increases each year by 1% to a maximum of 10% of their annual compensation.

The safe harbor matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.

Investment Alternatives

Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

Participant Accounts and Allocations

Participant recordkeeping is performed by The Hartford Financial Services Group, Inc. (“Hartford”). For all investment programs that are mutual funds, Hartford maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund, Fixed Fund, and Wells Fargo Stable Value Fund M are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2011 and 2010 were as follows:

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

	Units		Unit Value
	December 31,		December 31,
	2011	2010	2011	2010
Plexus Unitized Stock Fund	1,926,850	2,079,889	$10.53	$11.86
Fixed Fund	—	2,305	—	1.00
Wells Farge Stable Value Fund M	340,203	305,214	46.45	45.59

Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.

Vesting and Distributions

Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. As of October 15, 2011, partial withdrawals are also allowed. Participant account balances of less than $5,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

Plan Reimbursement Account

As part of the recordkeeping and administrative service fee arrangement with Hartford, Hartford agrees to reimburse investment fund related revenue received by Hartford relating to the Plan that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account. Investment fund related revenue received by Hartford typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments. Plan reimbursement revenue amounted to approximately $120,000 and $43,000 for the years ended December 31, 2011 and 2010, respectively.

2.	Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

As described in the accounting guidance issued by the Financial Accounting Standards Board, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for those collective trusts is based on net asset value as reported by the fund advisor. As required by the accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles (“GAAP”) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income (Loss) Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

Risks and Uncertainties

The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2011	2010
Vanguard Institutional Index Fund, 192,046 and 182,676 shares, respectively	$22,093,029	$21,009,558
Plexus Unitized Stock Fund, 1,926,850 and 2,079,889 units, respectively	20,287,994	24,663,737
Columbia Small Cap Growth II Fund, 1,403,801 and 1,430,120 shares, respectively	16,101,599	17,347,360
Wells Fargo Stable Value Fund M*, 340,203 and 305,214 shares, respectively	15,807,925	13,914,723
American EuroPacific Growth Fund, 396,563 and 417,462 shares, respectively	13,943,155	17,270,414
Vanguard Total Bond Market Index Fund, 1,189,226 and 1,123,505 shares, respectively	13,081,740	11,909,151
T. Rowe Price Equity Income Fund, 504,645 and 0 shares, respectively	11,611,892	—
T. Rowe Price Real Estate Fund, 569,664 and ** shares, respectively	10,561,650	**
T. Rowe Price Intl. Growth and Income Fund, 866,725 and 651,452 shares, respectively	10,080,012	8,716,435
American Beacon Large Cap Fund, 0 and 626,373 shares, respectively	—	11,606,692

*	Investment contract shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.
**	Represents less than 5% of the Plan’s net assets for this year.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,863,788, as follows:

Mutual Funds	$(7,073,689)
Plexus unitized stock fund	(2,067,863)
Collective/Common Trust Funds	277,764

$(8,863,788)

4.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (i.e., the exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value hierarchy based on three levels of inputs that may be used to measure fair value.

The input levels are:

Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end. The NAV is a quoted price in an active market.

Plexus Unitized Stock Fund: Valued at the NAV of shares held by the Plan at year end. The NAV’s share price is quoted on a private market that is not active; however, the unit price is based on the underlying investments, which are traded on an active market.

Collective/Common Trust Fund: The fair value of Wells Fargo Stable Value Fund M is based on the underlying unit value reported by Wells Fargo Stable Return Fund G (“Fund G”). Fund G invests in the investment contracts issued or sponsored by various insurance companies, commercial banks, and investment funds.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table lists the fair values of investments as of December 31, 2011:

	Fair Value Measurements Using Input Levels:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Growth funds	$43,770,524	$—	$—	$43,770,524
Index funds	35,174,769	—	—	35,174,769
Value funds	3,902,004	—	—	3,902,004
Other funds	49,045,578	—	—	49,045,578
Total mutual funds	131,892,875	—	—	131,892,875
Plexus Unitized Stock Fund	20,287,994	—	—	20,287,994
Collective / Common trust funds	—	16,218,931	—	16,218,931
Total investments measured at fair value	$152,180,869	$16,218,931	$—	$168,399,800

The following table lists the fair values of investments as of December 31, 2010:

	Fair Value Measurements Using Input Levels:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds
Growth funds	$47,995,743	$—	$—	$47,995,743
Index funds	32,918,709	—	—	32,918,709
Value funds	15,375,492	—	—	15,375,492
Other funds	33,435,840	—	—	33,435,840
Total mutual funds	129,725,784	—	—	129,725,784
Plexus Unitized Stock Fund	24,663,737	—	—	24,663,737
Collective / Common trust funds	—	14,223,152	—	14,223,152
Total investments measured at fair value	$154,389,521	$14,223,152	$—	$168,612,673

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.	Net Asset Value Per Share

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2011 and 2010:

	Fair Value Estimated Using NAV per Share December 31, 2011
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Wells Fargo Stable Value Fund M**	$16,218,931	none	Daily	none	none

	Fair Value Estimated Using NAV per Share December 31, 2010
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Wells Fargo Stable Value Fund M**	$14,220,847	none	Daily	none	none

*	The fair value of the investment has been estimated using the NAV of the investment.
**	Investments are in general insurance contracts and security-backed contracts in which each contract issuer specifies specific events which may trigger a market value adjustment. At this time, the investment fund does not believe that the occurrence of any such market value event, which would limit the investment fund’s ability to transact at contract value with participants, is probable.

6.	Amounts Allocated to Withdrawn Participants

Approximately $31,741,000 and $32,300,000 of Plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2011 and 2010, respectively, but who have not yet received distributions as of those dates.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plexus Corp. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.	Related-Party Transactions

Certain Plan investments represent Employer securities. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Notes receivable from participants also qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA.

Plexus Corp. 401(k) Savings Plan

EIN: 39-1344447, PN: 001

Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Current Value **
	Vanguard Institutional Index Fund	Mutual Fund	$22,093,029
*	Plexus Unitized Stock Fund	Common Stock	20,287,994
	Columbia Small Cap Growth II Fund	Mutual Fund	16,101,599
	Wells Fargo Stable Value Fund M	Collective Trust Fund	15,807,925
	American EuroPacific Growth Fund	Mutual Fund	13,943,155
	Vanguard Total Bond Market Index Fund	Mutual Fund	13,081,740
	T. Rowe Price Equity Income Fund	Mutual Fund	11,611,892
	T. Rowe Price Real Estate Fund	Mutual Fund	10,561,650
	T. Rowe Price Intl. Growth and Income Fund	Mutual Fund	10,080,012
	Lazard Emerging Markets Equity Instl Fund	Mutual Fund	7,095,951
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	5,956,028
	MFS Aggressive Growth Allocation Fund	Mutual Fund	5,858,686
	MFS Conservative Allocation Fund	Mutual Fund	5,778,953
	MFS Moderate Allocation Fund	Mutual Fund	3,917,120
	Columbia Small Cap Value I Fund	Mutual Fund	3,902,004
	MFS Growth Allocation Fund	Mutual Fund	1,911,056

			$167,988,794

*	Participant Loans	Interest rates ranging from 4.25% to 9.25%; maturity dates ranging from 2012 to 2017	$4,734,863

*	Party-in-interest.
**	Related cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN

Date: June 19, 2012

/s/ Angelo M. Ninivaggi
Angelo M. Ninivaggi
Senior VP, General Counsel, Corporate Compliance Officer & Secretary of Plexus Corp.